Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 1-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated September 21, 2022 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC
$1,000,000 Callable Step-Up Fixed Rate Notes due March 23, 2026

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	These notes are designed for an investor who seeks a fixed income investment, where the interest rate increases over time as described under “Interest Rate” below, but who is also willing to accept the risk that the notes will be called prior to the Maturity Date.
•	Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth below because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the Interest Rate on the notes does not step up to 5.75% per annum until later in the term of the notes. See “Selected Risk Considerations” in this pricing supplement.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Call Feature:	On the 23rd calendar day of March and September of each year, beginning on March 23, 2023 and ending on September 23, 2025 (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company on any business day after the Original Issue Date that is at least 5 business days before the applicable Redemption Date
Interest:

Subject to the Interest Accrual Convention, with respect to each Interest Period, for each $1,000 principal amount note, we will pay you interest in arrears on each Interest Payment Date in accordance with the following formula:

$1,000 × Interest Rate × Day Count Fraction.

Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to any earlier redemption and the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 23rd calendar day of March and September of each year, beginning on March 23, 2023 to and including the Maturity Date (each, an “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	For the applicable Interest Period, the Interest Rate on your notes will be equal to:
	From (and including)	To (but excluding)	Interest Rate
	September 23, 2022	September 23, 2023	4.50% per annum
	September 23, 2023	March 23, 2025	5.00% per annum
	March 23, 2025	March 23, 2026	5.75% per annum
The first date above refers to the Original Issue Date. The other dates above refer to originally scheduled Interest Payment Dates.
Pricing Date:	September 21, 2022
Original Issue Date:	September 23, 2022, subject to the Business Day Convention (Settlement Date)
Maturity Date:	March 23, 2026, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48133MCX6

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$5	$995
Total	$1,000,000	$5,000	$995,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $5.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated November 4, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320021464/crt_dp139380.pdf

•	Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Callable Step-Up Fixed Rate Notes	PS-2

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — We will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date at the applicable Interest Rate, subject to any earlier redemption. Interest, if any, will be paid in arrears on each Interest Payment Date to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. The interest payments will be based on the Interest Rate listed on the cover of this pricing supplement. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of these notes at the close of business on the business day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but excluding, the applicable Redemption Date. The aggregate amount that you will receive through and including the applicable Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.
•	STEP-UP NOTES PRESENT DIFFERENT INVESTMENT CONSIDERATIONS THAN FIXED RATE NOTES — The rate of interest paid by us on the notes will increase upward from the initial stated rate of interest of the notes. The notes are callable by us, in whole but not in part, prior to maturity and, therefore, are subject to the call risk described above. If we do not call the notes, the interest rate will step up as described on the cover of this pricing supplement. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. When determining whether to invest in a step-up fixed rate note, you should not focus on the highest stated Interest Rate, which usually is the final step-up rate of interest. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or call as compared to other equivalent investment alternatives.
•	THE INTEREST RATE OF THE NOTES DOES NOT STEP UP TO 5.75% PER ANNUM UNTIL LATER IN THE TERM OF THE NOTES — Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the interest rate on the notes does not step up to 5.75% per annum until later in the term of the notes.

If interest rates rise faster than the incremental increases in the interest rates of the notes, the notes may have an interest rate that is significantly lower than the interest rates at that time and the secondary market value of the notes may be significantly lower than other instruments with a similar term but higher interest rates. In other words, you should purchase the notes only if you are comfortable receiving the stated interest rates set forth on the cover of this pricing supplement for the entire term of the notes.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our

Callable Step-Up Fixed Rate Notes	PS-3

payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities for our and JPMorgan Chase & Co.’s own accounts or on behalf of customers, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates; and
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise.

Callable Step-Up Fixed Rate Notes	PS-4

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how the hypothetical Interest Rate for an Interest Period is calculated if we choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion, assuming that the Day Count Fraction for the applicable Interest Period is equal to 180 / 360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: If we choose to call the notes early on a Redemption Date and the Redemption Date is March 23, 2023, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at an Interest Rate equal to 4.50% per annum. Therefore, the interest payment per $1,000 principal amount note on the Redemption Date will be calculated as follows:

$1,000 × 4.50% × (180 / 360) = $22.50

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on the Redemption Date.  Therefore, you will receive $1,022.50 for each $1,000 principal amount note ($1,000 of principal plus $22.50 of interest) on the Redemption Date, but you will not receive any further interest or principal payments from us.

Example 2: If we choose not to call the notes early on any prior Redemption Date and on the Redemption Date corresponding to the Interest Payment Date and the Interest Payment Date is March 23, 2024, we will pay you any accrued and unpaid interest on the applicable Interest Payment Date at an Interest Rate equal to 5.00% per annum. Therefore, the interest payment per $1,000 principal amount note will be calculated as follows:

$1,000 × 5.00% × (180 / 360) = $25.00

We will pay you an interest payment of $25.00 for each $1,000 principal amount note on that Interest Payment Date. Because the notes have not been called, you will be entitled to receive additional interest payments until the Maturity Date or, if the notes are redeemed earlier, the applicable Redemption Date. You will also receive a payment of principal on the Maturity Date or, if the notes are redeemed early, the applicable Redemption Date.

Example 3: If we choose not to call the notes prior to the Maturity Date and today is the Maturity Date, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest on the Maturity Date at an Interest Rate equal to 5.75% per annum. Therefore, the interest payment per $1,000 principal amount note on the Maturity Date will be calculated as follows:

$1,000 × 5.75% × (180 / 360) = $28.75

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on the Maturity Date.  Therefore, you will receive $1,028.75 for each $1,000 principal amount note ($1,000 of principal plus $28.75 of interest) on the Maturity Date, and you will not receive any further interest or principal payments from us.

The hypothetical payments on these notes shown above apply only if you hold the notes for their entire term or until earlier redemption. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Tax Treatment

You should review carefully the section in the accompanying product supplement no. 1-II entitled “Material U.S. Federal Income Tax Consequences,” focusing particularly on the section “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments — Notes Treated as Debt Instruments That Provide for Fixed Interest Payments at Multiple Rates.” The following, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Our special tax counsel is of the opinion that the notes will be treated as step-up fixed-rate debt instruments issued without original issue discount as defined and described therein.

Callable Step-Up Fixed Rate Notes	PS-5

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated May 6, 2022, which was filed as an exhibit to a Current Report on Form 8-K by JPMorgan Chase & Co. on May 6, 2022.

Callable Step-Up Fixed Rate Notes	PS-6